東京青山・青木法律事務所

(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED

07020338

FILE NO. 082-03311

January 5, 2007

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VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the document of which contents were announced by the Company.

- Notice of Dissolution of Subsidiary (dated December 27, 2006) (English translation)

PROCESSED

JAN 18 2007

THOMSON FINANCIAL

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

dw 1/17

FILE NO. 082-03311

(Translation)

December 27, 2006

Name of the Company: Shiseido Company, Limited

Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Masato Hashikawa
General Manager of Investor Relations Department
(Tel: 03 - 3572 - 5111)

<u>Notice of Dissolution of Subsidiary</u>

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, determined to dissolve its subsidiary, Shiseido Investment Co., Ltd., and the funds managed by the subsidiary, as described below:

1. Reason for the dissolution:

In September 2000, with the aim of acquiring capital gains and supporting venture enterprises, the Company incorporated a venture capital subsidiary, Shiseido Investment Co., Ltd., which has managed three funds since October 2000.

The subsidiary has since made investments in approximately a hundred companies and attained certain level of results. Also, the environment surrounding venture business has improved. Hence, the Company has judged that it has achieved its original targets and determined to dissolve the subsidiary and the funds it has managed.

2. Outlines of the subsidiary and the funds:

(1) Shiseido Investment Co., Ltd.

1)	Corporate name:	Shiseido Investment Co., Ltd.
2)	Location:	5-5, Ginza 7-chome, Chuo-ku, Tokyo
3)	Representative:	Kimimotsu Miyao
4)	Business:	Investment and management of the assets of investment partnerships

3. Schedule of the dissolution:

(1) Shiseido Investment Co., Ltd.

March 31, 2007:	Dissolution upon resolution at an extraordinary general meeting of shareholders
In or about June 2007:	Liquidation expected to be completed

(2) Funds

February 28, 2007:	Refund to the equity participants

4. Future outlook:

The said dissolution will have no significant impact on the Company's (consolidated/ non-consolidated) operating results for the fiscal year ending March 31, 2007.

-END-